Exhibit 21.1

LIST OF SUBSIDIARIES

        Set forth below is a list of all subsidiaries of the Company as of December 31, 2006 the assets and operations of which are included in the Consolidated Financial Statements of Nortek, Inc., except subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary:

NAME OF SUBSIDIARY	Jurisdiction
Best S.p.A.	Italy
Best Deutschland GmbH	Germany
Best France S.A.	France
Best Poland S.p.zo.o.	Poland
Broan-NuTone Canada, Inc.	Ontario, Canada
Venmar Ventilation Inc.	Quebec, Canada
Innergy Tech Inc.	Quebec, Canada
Venmar CES, Inc.	Saskatchewan, Canada
Venmar Ventilation (H.D.H.) Inc.	Quebec, Canada
Broan-NuTone LLC	Delaware
Aubrey Manufacturing, Inc.	Delaware
Broan-NuTone (HK) Limited	China
Broan Building Products (Huizhou) Co., Ltd.	China
NuTone Inc.	Delaware
Pacific Zephyr Range Hood, Inc.	California
Rangaire LP	Delaware
Zephyr Corporation	California
Eaton-Williams Holding Limited	United Kingdom
Elektromec S.p.A.	Italy
Imerge Limited	United Kingdom
Jensen Industries, Inc.	Delaware
Linear LLC	California
Advanced Bridging Technologies, Inc.	California
Elan Home Systems, L.L.C.	Kentucky
Furman Sound, LLC	California
Gefen, Inc.	California
GTO, Inc.	Florida
Magenta Research, Ltd.	Connecticut
Niles Audio Corporation	Delaware
OmniMount Systems, Inc.	Arizona
Operator Specialty Company, Inc.	Michigan
Panamax Inc.	California
Secure Wireless, Inc.	California
SpeakerCraft, Inc.	Delaware
Sunfire Corporation	Delaware
Xantech Corporation	California
Linear H.K. Manufacturing Ltd.	Hong Kong
Nordyne Inc.	Delaware
NORDYNE International, Inc.	Delaware
CES Group, Inc.	Delaware
Cleanpak International, Inc.	Delaware
Governair Corporation	Oklahoma

NAME OF SUBSIDIARY	Jurisdiction
Huntair, Inc.	Delaware
Mammoth, Inc.	Delaware
Mammoth China, Ltd.	Delaware
Mammoth Group Investments, Ltd.	British Virgin Islands
Temtrol, Inc.	Oklahoma
Ventrol Air Handling Systems Inc.	Quebec, Canada
Webco, Inc.	Missouri